

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Justin De Four
Chairman, CEO and Director
BioLIfe Sciences, Inc.
2831 St. Rose Parkway #200
Henderson, NV 89052

> **Re: BioLIfe Sciences Inc**
> **Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed February 9, 2023**
> **File No. 024-11898**

Dear Justin De Four:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Newlan, Esq.